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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )



                         Ameritrade Holding Corporation
                      -------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    03072H109
                                -----------------
                                 (CUSIP Number)




         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO.   03072H109
           -----------


--------------------------------------------------------------------------------
   (1)  Name of reporting person(s)  Marlene M. Ricketts
                                    ---------------------
        S.S. or I.R.S. identification nos. of above persons  NOT REQUIRED
                                                            --------------------
--------------------------------------------------------------------------------
   (2)  Check the appropriate box if a member of a group (SEE         |
        INSTRUCTIONS)                                                 | (a) [ ]
           N/A                                                        | (b) [ ]
--------------------------------------------------------------------------------
   (3)  SEC USE ONLY



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   (4)  Citizenship or place of organization  United States
                                             -----------------------------------
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                             (5)    Sole voting power  55,392
                                                      --------------------------
                            ----------------------------------------------------
     Number of shares        (6)    Shared voting power  15,880,854
       beneficially                                      -----------------------
      owned by each         ----------------------------------------------------
        reporting            (7)    Sole dispositive power  55,392
       person with:                                        ---------------------
                            ----------------------------------------------------
                             (8)    Shared dispositive power  15,880,854
                                                              ------------------
--------------------------------------------------------------------------------
   (9)  Aggregate amount beneficially owned by each reporting person  15,936,246
                                                                      ----------
--------------------------------------------------------------------------------
  (10)  Check if the aggregate amount in row (9) excludes certain shares   [ ]
        (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  (11)  Percent of class represented by amount in row (9)   60.6%
                                                            --------------------
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  (12)  Type of reporting person (SEE INSTRUCTIONS)  IN - individual
                                                     ---------------------------
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ITEM 4.  OWNERSHIP

(a)    Amount Beneficially Owned: 15,936,246
                                 ------------
(b)    Percent of Class:  60.6%
                        --------
(c)    Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote 55,392
                                                      -------
       (ii)  shared power to vote or to direct the vote 15,880,854
                                                        -----------
       (iii) sole power to dispose or to direct the disposition of 55,392
                                                                   -------
       (iv)  shared power to dispose or to direct the disposition of 15,880,854
                                                                     -----------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The Ameritrade Holding Corporation Profit Sharing Plan has the right to receive dividends from, and the proceeds from the sale of, 2,786,496 shares of the Class A Common Stock which are being reported herein as beneficially owned by Ms. Ricketts as Trustee of the Ameritrade Holding Corporation Profit Sharing Plan. The M. Ricketts IRA has the right to receive dividends from, and the proceeds from the sale of, 55,392 shares of the Class A Common Stock which are being reported herein as beneficially owned by Ms. Ricketts as beneficiary of the M. Ricketts IRA. Ms. Ricketts spouse, J. Joe Ricketts, has the right to receive the dividends from, and the proceeds from the sale of, 13,094,358 shares of Class A Common Stock, which are being reported herein as beneficially owned by Ms. Ricketts.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     1/29/99
     -----------------                               /s/ Marlene M. Ricketts
                                                     ---------------------------
                                                     (Signature)
                                                     Marlene M. Ricketts


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.






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